September 3, 2024

Scott Ford
Chief Executive Officer
Westrock Coffee Co
4009 N. Rodney Parham Rd. 4th Floor
Little Rock, Arkansas 72212

       Re: Westrock Coffee Co
           Registration Statement on Form S-4
           Filed August 28, 2024
           File No. 333-281807
Dear Scott Ford:

     We have conducted a limited review of your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed August 28, 2024
Conditions to the Offer and Consent Solicitation, page 18

1. A tender offer may be conditioned on a variety of events and circumstances if they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance
       and Disclosure Interpretations (March 17, 2023). Please revise the following conditions located on page 18 so that they are objectively determinable.
              no action or proceeding by any government or governmental, regulatory, or administrative agency, authority, or tribunal or any other person, domestic or foreign,
           shall have been threatened   " located in the second bullet point
condition (emphasis
           added); and
              there shall not have been any action threatened, instituted, pending, or taken, or approval withheld, or any statute, rule, regulation, judgment, order, or injunction
 September 3, 2024
Page 2

           threatened    located in the third bullet point condition (emphasis
added).
2.     Disclosure in the last paragraph of this section indicates that    [w]e
may withdraw the
       Offer and Consent Solicitation   if we have determined, in our sole
discretion, to
       terminate the Offer and Consent Solicitation    (emphasis added). Refer
to the preceding
       comment. The broad wording of this statement gives rise to illusory offer concerns under
       Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise to eliminate the implication that the Company may terminate the exchange offer for any reason.
Announcement of Results of the Offer and Consent Solicitation, page 24

3. We note the reference to "promptly as practicable" in this section. We remind the
       Company of its obligation under Exchange Act Rule 13e-4(c)(4) to file a final amendment reporting "promptly" the results of the Offer.
General

4. Please explain why you do not believe this exchange offer is subject to Exchange Act
       Rule 13e-3. If you seek to rely on the exception from Rule 13e-3 found in Rule 13e-
       3(g)(2), please provide your analysis as to the basis for your reliance on that exception given that fractional shares will be paid for in cash.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Perry Hindin at 202-551-3444, Bradley Ecker at 202-551-4985 or Erin
Purnell at 202-551-3454 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing